Mail Stop 3561

October 20, 2006

Joel P. Sens, Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, Virginia 22314

> **Re: Seawright Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed October 6, 2006**
> **File No. 333-135810**

Dear Mr. Sens:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers to which we refer in this letter are those in the marked copy sent to us by counsel.

General

1. We note your response to comment 3 in our letter dated August 14, 2006. Pursuant to our telephone conversation with counsel on September 22, 2006, please state explicitly whether you relied upon Rule 3a-2 under the Investment Company Act of 1940 during the period in which you may have been deemed to have been an investment company pursuant to Section 3(a)(3) of the Investment Company Act of 1940. If you are relying upon Rule 3a-2, please provide us with a copy of the board resolution required by that rule. If you are not relying upon Rule 3a-2, please provide us with an explanation as to why you believe you were a transient investment company during the period that you may have fallen within the ambit of Section 3(a)(3), including citations to supporting authority.

Selling Security Holders, page 23

2. We note that the number of shares offered for resale appears to exceed 4,713,281, the amount disclosed on the prospectus cover page. Please revise the table and include a line showing the total number of shares offered for resale.

3. We note your response to comment 6 in our letter dated September 22, 2006. Please describe to us the facts that make the 4(1 ½) exemption available to Jones, Byrd and Attkisson.

4. We note your response to comment 7 in our letter dated September 22, 2006. Please revise footnote (9) to clarify that IFS Holdings owns 99% of Jones, Byrd & Attkisson. According to your response, it appears that IFS Holdings and Messrs. Attkisson and Jones are affiliates of a broker-dealer. Please revise the appropriate footnotes to describe the affiliation with the broker-dealer, Jones, Byrd & Attkisson, and, if true, state that:

- the seller purchased the securities to be resold in the ordinary course of business; and

- at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark Fiekers, Esq.
        McKee Nelson LLP
        Via Fax: (202) 775-8586